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                                  SCHEDULE 13D
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                  Amendment No. 2
                                    --------
                               DENNY'S CORPORATION
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                                (Name of Issuer)
                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)
                                    24869P104
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                                 (CUSIP Number)
                Mellon HBV Alternative Investment Strategies LLC
                           200 Park Avenue, Suite 3300
                             New York, NY 10166-3399
                                 (212) 808-3950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                March 17, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         1        NAME OF REPORTING PERSONS S.S.
                  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  3,959,000
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  3,959,000
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  3,959,000
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        12       CHECK BOX IF THE AGGREGATE AMOUNT IN
                 ROW (11) EXCLUDES CERTAIN
                  SHARES*
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    9.7%
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         14       TYPE OF REPORTING PERSON*
                  IA
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         *SEE INSTRUCTIONS BEFORE FILLING OUT.
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Introduction:

     This Amendment No. 2 to the Schedule 13D is being filed to disclose (i) that the Reporting Person delivered the letter attached hereto as Exhibit B to Denny's Corporation (the "Company") via facsimile on March 17, 2004, and (ii) that the Reporting Person effected certain transactions in the Company's Common Stock.

Item 1. Security and Issuer.

         Security: Common Stock, $0.01 par value per share ("Common Stock").

         Issuer's Name and Address:
              Denny's Corporation, 203 Main Street, Spartanburg, SC  29319-9966.

Item 2.  Identity and Background.

         (a) Mellon HBV Alternative Investment Strategies LLC (the "Reporting Person").

         (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399.

         (c) The Reporting Person serves as investment advisor of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). None of the Clients individually owns more than 5% but the Clients collectively hold the Shares.

         (d) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person used funds from the working capital of the Clients allocated by such Clients to the Reporting Person for purposes of effecting investment transactions disclosed on Exhibit A attached hereto. The Reporting Person used an aggregate of $570,601 to effect the purchases disclosed herein and borrowed no funds to effect these purchases.

Item 4.  Purpose of Transaction.

         The Reporting Person acquired Common Stock of the Company for investment purposes. The Reporting Person may at any time increase or decrease its position in the securities of the Company. At the present time, the Reporting Person has no intention to effect any of the transactions specified in
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          (a) As of March 17, 2004, the Reporting Person beneficially owned in the aggregate 3,959,000 shares of the Company's Common Stock (the "Shares"), representing approximately 9.7% of the outstanding Common Stock (based on 40,687,000 shares outstanding as of December 31, 2003, as reported in the Company's Form 8-K filed on February 20, 2004).

          (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Shares.

          (c) Information relating to the transactions effected by the Reporting Person with respect to the Company's Common Stock since the Reporting Person's last fling on the Schedule 13D relating to the Company is set forth in Exhibit A attached hereto.

         (d) Not applicable.

         (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Table containing information with respect to open-market transactions in the Common Stock of the Company effected by Reporting Person since the Reporting Person's last filing on Schedule 13D relating to the Company.

     Exhibit B: Letter to the Company from the Reporting Person dated March 17, 2004.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2004


         MELLON HBV ALTERNATIVE STRATEGIES LLC,
         a Delaware Limited Liability Company


         By:  /s/ WILLIAM F. HARLEY III
         --------------------------------
         William F. Harley III
         President and Chief Executive Officer